50 2/18/04

VF 2-11-04

04001972

ED STATES
XCHANGE COMMISSION
gton, D.C. 20549

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RECEIVED FEB 11 2004 WASH. D.C. 181 SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 65596

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Talented Traders II, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4000 E. Southport Road, Suite 110
(No. and Street)

Indianapolis	Indiana	46237
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark E. Dice — (317) 791 - 0340
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED FEB 20 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Damion Tolliver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Talented Traders II, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

DEBORAH E. GRAVES
Notary Public - Seal
State of Indiana
My Commission Expires Oct 21, 2011
HENDRICKS COUNTY

[signature]
Signature

Director of Trading
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Talented Traders II, LLC

Financial Report

December 31, 2003

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Managers
Talented Traders II, LLC

Independent Auditor's Report

We have audited the accompanying statement of financial condition of Talented Traders II, LLC as of December 31, 2003, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Talented Traders II, LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kehlenbrink, Lawrence & Pauckner

January 15, 2004

Talented Traders II, LLC

Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	6,438
Receivable from brokers and dealers		8,066
Securities owned at market value		
Marketable securities		5,302,251
Nonmarketable securities		10,000
Prepaid expenses		150
Total Assets	$	5,326,905
Liabilities and Member's Equity		
Liabilities		
Payable to brokers and dealers	$	3,642,546
Securities sold not yet purchased		430,100
Other accounts payable		13,142
Total Liabilities		4,085,788
Member's Equity		
Member's capital		2,043,039
Retained earnings		(801,922)
Total Member's Equity		1,241,117
Total Liabilities and Member's Equity	$	5,326,905

...notes are an integral part of these financial statements

Talented Traders II, LLC

Statement of Income
For the Year Ended December 31, 2003

Revenues	
Trading gains (losses)	$ (601,560)
Interest income	5,540
Dividend income	59,084
	(536,936)
Operating Expenses	
Brokerage and clearing fees	203,750
Exchange fees	22,000
Information services	1,644
Administrative expenses	500
Legal and professional fees	3,796
Margin interest charges	24,593
	256,283
Net Income (Loss)	$ (793,219)

... an integral part of these financial statements

Talented Traders II, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2003

	Member's Capital	Retained Earnings (Deficit)
Balance December 31, 2002	$ 155,090	$ (8,703)
Member equity contributions	1,887,949	
Net income (loss)		(793,219)
Balance December 31, 2003	$ 2,043,039	$ (801,922)

Talented Traders II, LLC

Statement of Cash Flows
For the Year Ended December 31, 2003

Operating Activities	
Net income (loss)	$ (793,219)
Adjustments to reconcile income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Receivables, brokers and dealers	(8,066)
Net change in trading inventory	(4,872,151)
Prepaids	(150)
Payables, brokers and dealers	3,642,546
Other accounts payable	4,546
Net Cash Used in Operating Activities	(2,026,494)
Investing Activities	
Purchase of investments	(10,000)
Financing Activities	
Member contributions	1,887,949
Decrease in Cash and Cash Equivalents	(148,545)
Cash and Cash Equivalents at Beginning of Year	154,983
Cash and Cash Equivalents at End of Year	$ 6,438

The accompanying notes are an integral part of these financial statements.

Talented Traders II, LLC

Notes to Financial Statements
December 31, 2003

Note 1 - Significant Accounting Policies

Description of Business
Talented Traders II, LLC is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in securities trading. The trading activities are provided through the Company's fully-disclosed correspondent relationship with Spear, Leeds & Kellogg. The Company had no customer accounts during the year ended December 31, 2003.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Proprietary securities transactions are recognized on the trade date, as if they had settled.

Accounting Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Securities Owned
Marketable securities are valued at their quoted market value. The resulting differences between cost and market are included in income.

Statement of Cash Flows
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company does not pay income taxes. The Company paid $24,263 in interest during 2003.

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a one-member limited liability company. Accordingly, the member rather than the Company, will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Note 2 - Receivable from Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers and dealers as of December 31, 2003, were interest and dividends receivable from the clearing organization of $8,066.

Talented Traders II, LLC

Notes to Financial Statements
December 31, 2003

Note 3 - Securities Owned

Marketable securities owned consist of trading securities at quoted market values, which consist of the following:

	December 31, 2003
Equities	$ 5,228,501
Options	73,750
	$ 5,302,251

Note 4 – Payable to Brokers and Dealers

Payable to brokers and dealers consists of a margin loan held at Spear, Leeds & Kellogg. Spear, Leeds & Kellogg has a lien on all assets held in the trading account, including all marketable securities. Interest on this loan, based on 62.5 basis points in excess of the federal funds rate, is paid on the daily balance outstanding.

Note 5 – Securities Sold But Not Yet Purchased

Marketable securities sold but not yet purchased as of December 31, 2003 consist solely of exchange-traded options held in the trading account.

Note 6 – Related Party Transactions

The sole member of the Talented Traders II, LLC is also the majority owner of Talented Traders, LLC. Talented Traders, LLC has agreed to pay all fixed expenses and some variable expenses of the Company, with no recourse as to future repayment.

Note 7 – Financial Instruments

<u>Accounting Policies</u>
Derivative financial instruments, principally options, used for trading purposes, including economic hedges of trading instruments, are carried at market value. Derivatives used for economic hedging purposes are in most cases purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenues. The Company does not apply hedge accounting as defined in <u>FASB Statement No. 133</u>, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments

Talented Traders II, LLC

Notes to Financial Statements
December 31, 2003

Note 7 – Financial Instruments (Continued)

are marked to market with changes in fair value reflected in earnings. Therefore, the disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments. Fair values of options contracts are recorded in securities owned or securities sold but not yet purchased, as appropriate.

Financial Instruments With Off-Balance-Sheet Risk
The Company enters into various transactions involving derivatives. These financial instruments are exchange-traded options. These derivative financial instruments are used to conduct trading activities and manage market risks and are therefore, subject to varying degrees of market and credit risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2003, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2003.

Concentrations of Credit Risk
The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains a cash balance with a bank. This account is insured by the Federal Deposit Insurance Corporation up to $100,000. The Company also maintains balances in cash and money market accounts at the clearing organization, which are not insured against loss.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital required under the rule is the greater of $100,000 or 12.5% of the aggregate indebtedness of the Company. On December 31, 2003, the Company had net capital of $687,407, which was $587,407 in excess of its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 0.02 to 1.

Talented Traders II, LLC

Notes to Financial Statements
December 31, 2003

Note 9 - Control Requirements

There are no amounts, as of December 31, 2003, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 10 - Reconciliation Pursuant To Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2003 unaudited Focus report and this report.

Talented Traders II, LLC

Computation of Net Capital Pursuant to Rule 15c3-1(f)
December 31, 2003

Net Capital	
Member's equity	$ 1,241,117
Less nonallowable assets	10,150
Net capital before haircuts on security position	1,230,967
Haircuts on securities	(543,560)
Net capital	$ 687,407
Aggregate Indebtedness	$ 13,746
Net capital required based on aggregate indebtedness	$ 1,718
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 100,000
Excess Net Capital	$ 587,407
Excess Net Capital at 1000% (Net capital less 10% of aggregate indebtedness)	$ 686,032
Percentage of Aggregate Indebtedness to Net Capital	2.0%

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Managers of
Talented Traders II, LLC

In planning and performing our audit of the financial statements of Talented Traders II, LLC for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principals generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Managers of
Talented Traders II, LLC
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Managers, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
January 15, 2004